Filed by Quanta Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as
amended, and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: InfraSource Services, Inc.
Commission File No.: 001-32164

In connection with the proposed acquisition, Quanta Services, Inc. (“Quanta”) and InfraSource Services, Inc. (“InfraSource”) will file with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus and other documents regarding the proposed transaction. A joint proxy statement/prospectus will be sent to stockholders of Quanta and InfraSource, seeking their approval of the transaction. STOCKHOLDERS OF QUANTA AND INFRASOURCE ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTA, INFRASOURCE, AND QUANTA’S ACQUISITION OF INFRASOURCE. Such proxy statement/prospectus, when available, and other relevant documents may be obtained, free of charge, on the SEC’s web site (http://www.sec.gov).
The joint proxy statement/prospectus and such other documents (relating to Quanta) may also be obtained for free when they become available from Quanta’s website at www.quantaservices.com or from Quanta by directing a request to Quanta Services, Inc., 1360 Post Oak Blvd., Suite 2100, Houston, TX 77056, Attention: Corporate Secretary, or by phone 713-629-7600.
The joint proxy statement/prospectus and such other documents (relating to InfraSource) may also be obtained for free when they become available from InfraSource’s website at www.infrasourceinc.com or from InfraSource by directing a request to InfraSource, 100 West Sixth Street, Suite 300, Media, PA, 19063, Attention: General Counsel, or by phone 610-480-8000.
Quanta, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Quanta’s shareholders in connection with the acquisition. Information about Quanta and its directors and executive officers and their ownership of Quanta securities will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
InfraSource, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from InfraSource’s shareholders in connection with the acquisition. Information about InfraSource and its directors and executive officers and their ownership of InfraSource securities will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
Statements about Quanta’s and InfraSource’s outlook and all other statements in this document other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Quanta’s and InfraSource’s control, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to, statements regarding the new combined company, including Quanta’s and InfraSource’s expected combined financial and operating results, accretion to Quanta’s earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, and whether and when the transactions contemplated by the merger agreement will be consummated. There are a number of risks and uncertainties that could cause results to differ materially from those indicated by such forward-looking statements, including the failure to effectively integrate the combined operations and realize anticipated savings and synergies; the inability to obtain approvals from, and the results of the review of the proposed transaction by, various regulatory agencies; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the effects of purchase accounting, including the determination of amortizable intangibles, on the combined companies future operating results; the potential adverse impact to the businesses of the companies as a result of uncertainty surrounding the transaction, including the inability to retain key personnel; the potential adverse effect of any conditions imposed on Quanta or InfraSource in connection with consummation of the merger; the failure to receive the approval of the merger by the stockholders of InfraSource or the failure to receive the approval of the issuance of Quanta common stock in connection with the merger by the stockholders of Quanta; the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; future regulatory or legislative actions that could adversely affect the companies or the failure of the Energy Policy Act of 2005 to result in increased spending by customers; and the potential adverse effect of other economic, business, and/or competitive factors on the combined companies. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Quanta’s and InfraSource’s respective Form 10-K reports for the fiscal year ended December 31, 2006 and any other filings with the SEC, which are available free of charge on the SEC’s website at http://www.sec.gov and through Quanta’s and InfraSource’s websites at www.quantaservices.com and www.infrasourceinc.com. Quanta and InfraSource expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise.
The following materials were presented in connection with a presentation to employees of Quanta on March 27, 2007.

Hello and thank you for joining us.
I’m John Colson, Chairman CEO of Quanta Services.
By now you are all well aware of our planned acquisition of InfraSource Services. We made the public announcement on March 19. Since then, we have received incredibly positive feedback from our customers and stockholders and you, our employees. Additionally, the announcement has received significant coverage by the industry and business press.
I wanted to take this opportunity to address several of the questions that have come up as I have talked to employees and our leadership team and that have been submitted via email.
But before we get to the specific questions, I will quickly summarize the transaction and how it fits into our overall strategy.

In this presentation, we may include forward-looking statements, so please take a moment to review our disclaimer on page two of the slide show...
Forward-Looking Statement Disclaimer This presentation includes statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "project," "forecast," "may," "will," "should," "could," "expect," "believe" and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following: Rapid technological and structural changes that could reduce the demand for the services we provide; Retention of key personnel and qualified employees; The impact of our unionized workforce on our operations and on our ability to complete future acquisitions; Our ability to attract skilled labor and the potential shortage of skilled employees; Our growth outpacing our infrastructure; Our ability to generate internal growth; Our ability to successfully identify, complete and integrate other acquisitions; The adverse impact of goodwill impairments and timing thereof; The potential conversion of our outstanding 4.5% convertible subordinated notes into cash and/or common stock; and The other risks and uncertainties as are described under "Risk Factors" in Quanta's and InfraSource's Form 10-K for the fiscal year ended December 31, 2006, and as may be detailed from time to time in Quanta's and InfraSource's other public filings with the Securities and Exchange Commission. All of our forward-looking statements, whether written or oral, are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements or that are otherwise included in this presentation. In addition, we do not undertake and expressly disclaim any obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this presentation or otherwise. Projected operating or financial results, including those of the combined entity; The expected amount and timing of cost savings and operating synergies; Expectations regarding capital expenditures; The effects of competition in our markets; The benefits of the Energy Policy Act of 2005; The economic conditions and expected trends in the industries we serve; and The effects of any other acquisitions and divestitures we may make. Such forward-looking statements are not guarantees of future performance and involve or rely on a number of risks, uncertainties, and assumptions that are difficult to predict or beyond our control. We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied, or forecast by our forward-looking statements and that any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions and by known or unknown risks and uncertainties, including the following: Whether and when the contemplated transaction described in this presentation will be consummated; Failure to achieve anticipated savings and synergies; The ability of Quanta and InfraSource to obtain the necessary regulatory consents and approvals for the contemplated transactions and the potential impact of any conditions imposed as a result of such regulatory reviews; Failure to receive stockholder approval or to satisfy other conditions to closing of the merger as contemplated by the merger agreement; Our ability to effectively integrate the operations of businesses acquired in connection with the contemplated transaction; The effects of purchase accounting, including the determination of amortizable intangibles, on the combined company future operating results; The potential adverse impact to the businesses of the companies as a result of uncertainty surrounding the transaction; Adverse changes in economic conditions and trends in the markets served by us or by our customers; Our ability to effectively compete for market share; Estimates and assumptions in determining our financials results; Impact of transaction costs related to the contemplated transaction, whether or not consummated; Potential failure of the Energy Policy Act of 2005 to result in increased spending in the electric power transmission infrastructure;

The timing is right for this transaction. As a larger, stronger company, Quanta will be in an optimal position to leverage the industry trends that we’re now seeing across the power and telecommunications markets. These include capitalizing on increased transmission spending, utility outsourcing and providing additional capacity to meet the demand for fiber to the premises.
To summarize the transaction, Quanta will acquire InfraSource in an all-stock merger transaction with an implied value of $1.26 billion based on Quanta’s closing stock price on March 16, 2007, which was the last trading day before we signed the agreement. InfraSource stockholders will receive 1.223 shares of Quanta common stock for every one share of InfraSource common stock, which represents a per share value of $30.13, or a 17.4% premium over the closing price of InfraSource stock on March 16, 2007.
On closing, which is expected in the third quarter of 2007 subject to stockholder and customary regulatory approvals, Quanta and InfraSource stockholders are expected to own approximately 75% and 25% respectively of the combined company on a fully diluted basis, including options and convertible notes.
Based on 2006 results, the combined company had revenues of $3.1 billion and adjusted EBITDA of over $270 million.
Combines two leading specialty contractors with complementary capabilities Enhances Quanta's resource base, service offerings and geographic reach in growing end markets: Electric power transmission & distribution Telecommunications Natural gas Optimally positions Quanta to take advantage of positive industry trends: Increased transmission spending Utility outsourcing Fiber to the premises Enables both companies' stockholders to share in the combination's significant upside potential, including synergy realization Expected to be accretive to Quanta's EPS in 2008 Transaction Rationale

As you can see on the next slide, Quanta and InfraSource’s respective strengths in their complementary businesses make the two companies a perfect fit.
The combined company will have the ability to offer an even more comprehensive portfolio of services to our customers — from design and engineering, to installation and maintenance, to energized services and emergency restoration.
You know as well as I that there are positive dynamics impacting each of the industries we serve: increased spending on infrastructure by both utilities and telecom service providers, new legislation and our customers’ desire for a single-source provider of infrastructure services.
InfraSource’s customers will benefit from gaining access to Quanta’s expanded services and capabilities and our customers will benefit from increased access to services such as engineering.
InfraSource’s electric power operations make up approximately 60% of the company’s revenues. They also have strong operations in natural gas, which represents nearly 30% of their revenues.
And its telecom operations — which includes leasing of dark fiber networks — represent just over 10% of revenues.
Complementary Business Mix Combined company will be able to offer a comprehensive portfolio of service offerings to customers, including: Design and Engineering Installation and Maintenance Energized Service and Emergency Restoration InfraSource Quanta Combined Company Transmission Electric Power Natural Gas Telecom / Cable Distribution Substation Transmission Distribution OSP ISP Dark Fiber Leasing Wireless

Quanta will have the ability to cross-sell its enhanced services to InfraSource’s customers, giving them access to its nationwide transmission and distribution services, leading emergency restoration services, energized services, and nationwide telecommunications installation and maintenance capabilities.
With the addition of InfraSource, we will be gaining enhanced capabilities in transmission and distribution installation and maintenance; substation engineering services; gas distribution capabilities; industrial services in the Gulf of Mexico region; and dark fiber leasing.
Enhanced Service Offerings Nationwide T&D services footprint Leading emergency restoration resources Proprietary robotic arm and patented energized methodologies Nationwide telecommunications installation and maintenance capabilities 12,021 employees(1) Strong T&D capabilities Substation engineering services Gas distribution capabilities Industrial service offerings in the Gulf of Mexico region Unique dark fiber leasing business 4,550 employees(1) Quanta Brings ... Enhanced capabilities and resources to customers in more markets InfraSource Brings ... Source: From Quanta's and InfraSource's Form 10-K for the year ended 12/31/06. The InfraSource employee number is an average of a range provided in the 10-K.

Our broad combined geographic footprint will reach every state in the U.S. and Canada. On this slide, you can see the areas where Quanta is gaining significant strength in its electric power operations from InfraSource. While InfraSource has operations in many other states, we’ve highlighted the ones that will make a notable impact on Quanta’s presence and help to fully flesh-out our national coverage. As you can see, the North Central and Northeast U.S. are strong geographic areas for InfraSource’s electric power operations and this transaction will expand our presence there. As for natural gas, Quanta is gaining InfraSource’s distribution operations throughout the nation, particularly in the North Central, Northeast and Southeast regions of the U.S. And our telecom operations will be bolstered in the Midwest and Northeast.
Enhanced Capabilities and Resources in North America Electric Service Territory Strong Quanta presence Regions where InfraSource adds significant additional resources

The combined company will have approximately 74% of revenues coming from electric power and natural gas operations, approximately 13% from telecommunications and cable and approximately 13% from ancillary services.
This continues our drive to have a diverse revenue and customer base.
Combined Services Mix Quanta (1) InfraSource (1) From Quanta's and InfraSource's Form 10-K for the year ended 12/31/06. Estimated based on available company data. Revenue = $2,131.0 Million Revenue = $992.3 Million Revenue = $3,123.3 Million Combined (2)

To Summarize:
Combining our businesses with InfraSource’s gives us the enhanced capabilities, superior product and service portfolio, and a larger workforce to support these industry trends and be an even better partner for our clients.
It is clear that this transaction is not only strategically compelling, but it is financially compelling as well. We’re combining two highly complementary businesses to enhance our service offerings and geographic reach in growing end markets. We are excited about adding this talented group of employees to our current workforce. Together, you will focus on serving our customers better.
Now, I will address some of the questions that were submitted via email and others that came up in various internal discussions.
Reba — do you have the first question...
Questions and Answers

Quanta’s overall strategy is to be a premier infrastructure services provider in the country by offering the most skilled, flexible workforce, advanced equipment, innovative technologies and proprietary methodologies to its customers. The addition of InfraSource will allow Quanta to provide expanded service offerings from design and engineering, to construction and maintenance, to energized services and emergency restoration to our customers. The company’s increased scale will give the company the flexibility to meet the evolving demands of the electric transmission and distribution, natural gas, telecommunications and broadband cable television industries.
Question 1 How does InfraSource fit in to Quanta's overall strategy?

As the industries both companies serve face growing infrastructure requirements and customers increase reliability on outside service providers, demand for infrastructure services continues to grow. In evaluating our response to this increasing demand, both Quanta and InfraSource evaluated many options to effectively meet its customers increasing need for infrastructure services. We determined that InfraSource’s geographic scope and service offering provided a strong compliment to Quanta’s capabilities, resources and culture. We also determined that Quanta’s scale of resources and geographic reach would provide an excellent platform on which to build. After careful consideration and evaluation of the merits of such a combination, both companies determined that this transaction would be a unique opportunity for Quanta and InfraSource, as well as its stockholders, employees and customers.
Question 2 How did the transaction come about?

I want to assure you that the combination of our businesses is not expected to have a major impact on your day-to-day activities, no matter what your responsibilities are.
It is important that you continue your work and remain focused on your responsibilities so that Quanta can continue to grow, serve our customers well and reach our financial goals.
This announcement is the first step in a long process. Before Quanta and InfraSource can combine, certain conditions, such as shareholder and regulatory approvals, must be met. We expect this process to be complete in the third quarter of this year. But until this transaction closes, we will continue to operate as separate businesses.
Question 3 How does this transaction impact me (in the near-term) - on an operating unit level? - as a corporate employee?

As part of a stronger, larger organization I believe this transaction will bring significant benefits to you and all of our employees. I believe being a Quanta employee provides the best of both worlds: The advantage of being part of a large, publicly traded company while having the family-oriented culture that is inherent in the roots of our operating units.
These advantages will continue to grow with time, providing you increased access to new opportunities throughout the country, as determined by your interest and skills.
You also might be interested to know that InfraSource’s culture is complementary to ours, and that they are similarly focused on achieving operational and safety excellence. The combined company will adopt the best practices and superior safety standards of both companies.
Question 3 What "opportunities" will arise for me as a result of this transaction?

After the closing, InfraSource’s operations will be fully integrated into Quanta. It is likely some divisions will continue to operate under their existing name, but as a fully integrated operation. Meaning, InfraSource will not be operated as a stand-alone, separate entity. For example, MJ Electric will most likely be integrated as an operating entity, as will Dashiel for instance — very similar to how Irby or Spalj operate now. These details will be finalized as we progress into the integration phase of the acquisition following the closing in the third quarter.
Quanta has a ten-year track record of successfully integrating more than 80 companies.
There are several key components that will go into the successful integration plan. First, we will put in place an experienced integration team at Quanta which will implement the integration plan. Following the closing, we will continue to improve project management and productivity and enhance resource utilization — while at the same time, of course, reinforcing a strong culture of safety. Importantly, the vast majority of both workforces will experience increased opportunities, which should ensure that our people remain focused on meeting the needs of our customers.
Question 4 How will InfraSource be integrated?

Remember that many of our operating units were competitors prior to becoming a Quanta company. This acquisition is no different. They will operate as a fully integrated operation.
While we provide similar services, in most cases we are providing them to different customers or with a focus in different regions.
In the rare instance of cross over, I expect coordination across operating units to ensure that our resources are best matched to meet the customer’s need, just as our operating companies do now. And, where necessary, operating units work together and dedicate appropriate resources to get the job done.
Let me remind you, however, that until the closing, we are separate companies and continue to be competitors. We can not yet share information with InfraSource like we may do with our sister companies.
Question 5 Will we continue to compete?

I do not anticipate significant changes in leadership throughout our organization. Our senior management team and operating unit presidents will remain the same.
I will remain CEO of Quanta and James Haddox will remain CFO.
John Wilson, Ken Trawick and Joe Avila will continue to head up their respective operations.
Quanta and InfraSource operations and project management leadership and resources will be assembled under them.
Question 6 Who will the management team be? Will unit leadership change?

We are not anticipating that this will result in a significant operational headcount reduction on either side — ours or InfraSource.
The vast majority of the workforce will not experience any change and will be able to benefit from being part of the larger company.
This acquisition is about growth and enhancing our service offering to customers and expanding our geographic reach. On the power side of our business, you are all aware that there is a shortage of skilled workers. This acquisition helps us build on our already strong workforce.
In the other areas of our business, such as telecom, cable and gas, we are equally focused on ensuring that our workforce consists of the most skilled, dedicated and talented individuals. This acquisition will increase our talent pool to address the emerging needs of our customers.
Question 7 Will any jobs be impacted?

InfraSource and Quanta do have some common customers, but not as many as I first thought. However, in most cases, the services currently being provided vary greatly. This is one example of how the combined company will be positioned to better meet the varied needs of customers.
Question 8 How many customers do we have in common?

Customers will benefit from the combined company’s larger, more flexible workforce, advanced equipment, innovative technologies and proprietary methodologies which will allow Quanta to provide expanded services to address all infrastructure requirements.
The combined company has the ability to provide customers expanded service offerings from design and engineering, to construction and maintenance, to energized services and emergency restoration.
You can provide your customer additional public information as background on the acquisition, keeping in mind that until closing, we continue to operated as separate businesses.
The end result for them is positive.
Question 9 What do I tell my customers when they ask about the acquisition?

In closing:
I want to take this opportunity to thank you for your support, dedication and hard work.
This is a very exciting time for Quanta, and your continuing contributions are essential to our success.
Additional questions can continue to be submitted to questions@quantaservices.com. I will continue to respond to questions over the next several months as we progress through the transaction process.
Again, thank you and work safe.
Closing